UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2020

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“Infosys” or “the Company” or “we”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended June 30, 2020.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 15, 2020, we announced our results of operations for the quarter ended June 30, 2020. We issued press releases announcing our results under International Financial Reporting Standards (“IFRS”) in U.S. dollars and Indian rupees, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

On July 15, 2020, we held a press conference to announce our results, which was followed by a question and answer session. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.3.

We have also made available to the public on our web site, www.infosys.com, a fact sheet that provides details on our profit and loss account summary for the quarters ended June 30, 2020 and 2019 (as per IFRS); revenue by client geography offering, business segment; information regarding our client concentration; employee information and metrics; and consolidated IT services information. We have attached this fact sheet to this Form 6-K as Exhibit 99.4.

On July 15, 2020, we also held a teleconference with investors and analysts to discuss our results. The transcripts of the teleconference are attached to this Form 6-K as Exhibit 99.5.

We placed form of releases to stock exchanges and advertisements in certain Indian newspapers concerning our results of operations for the quarter ended June 30, 2020, under Ind AS. A copy of the release to the stock exchanges and the advertisement is attached to this Form 6-K as Exhibit 99.6.

We have made available to the public on our web site, www.infosys.com, the following: Audited Interim Condensed Financial Statements in compliance with IFRS in US dollars and the Auditors Report; Audited Interim Condensed Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report; Audited Interim Ind AS Condensed Standalone Financial Statements and Auditors Report; Audited Interim Ind AS condensed Consolidated Financial Statements and Auditors Report for the quarter June 30, 2020. We have attached these documents to this Form 6-K as Exhibits 99.7, 99.8,99.9 and 99.10 respectively.

The Board in their meeting held on July 15, 2020 also revised the Corporate Governance Guidelines, a copy of which is made available to the public on our web site, www.infosys.com and attached to this Form 6-K as exhibit 99.11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Infosys Limited /s/ Inderpreet Sawhney

Date: July 20, 2020	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	IFRS USD press release
99.2	IFRS INR press release
99.3	Transcript of July 15, 2020 press conference
99.4	Fact Sheet regarding extract of Registrant's Statement of Profit and Loss for the quarter ended June 30, 2020 and 2019 (as per IFRS); revenue by Business Segment, revenue by Offering, revenue by Client Geography, information regarding Client Concentration; Employee Information and Metrics, Consolidated IT Services Information and cash flow information
99.5	Transcript of July 15, 2020 Earnings Call
99.6	Form of release to stock exchanges and advertisement placed in Indian newspapers
99.7	Audited Interim Condensed Consolidated Financial Statements of Infosys Limited and its Subsidiaries in compliance with International Financial Reporting Standards (IFRS) in US Dollars and the Auditors Report thereon
99.8	Audited Interim Condensed Consolidated Financial Statements of Infosys Limited and its Subsidiaries in compliance with IFRS in Indian Rupees and the Auditors Report thereon
99.9	Audited Interim Condensed Financial Statements of Infosys Limited for the quarter ended June 30, 2020 in compliance with Indian Accounting Standards (INDAS) and Auditors Report thereon.
99.10	Audited Interim Condensed Consolidated Financial Statements of Infosys Limited and its subsidiaries in compliance with INDAS for the quarter ended June 30, 2020 and Auditors Report thereon.
99.11	Revised Corporate Governance Guidelines